Exhibit 99.1

Statement on terminating the letter of intent with AI Financial Corporation

SAN FRANCISCO, CA / July 14, 2026

Statement from Matthew Nicoletti, Chief Strategy Officer, Perpetuals.com (Nasdaq: PDC), on the proposed transaction with AI Financial Corporation.

“Perpetuals has decided not to further pursue the acquisition of AI Financial Corporation’s subsidiary Alt5 Sigma Canada, Inc. and the earlier letter of intent has been terminated.”

About Perpetuals.com Ltd

Perpetuals.com Ltd (Nasdaq: PDC) is a fintech company developing AI-powered trading products and prediction markets, with a global footprint across the United States, Europe, and Asia. Its mission is to reduce risk through empowering retail users with intuitive, secure, and efficient trading experiences that span the world’s capital markets. UpsideOnly, the company’s flagship consumer product, is the first risk-free trading platform, pairing human market insight with proprietary BayesShield AI so users can share in trading profits without ever risking their own money.

Perpetuals’s proprietary AI system, BayesShield AI, combines advanced AI and data analysis. The technology is trained on billions of trades, monitors market activity in real time, identifies patterns for trading and risk decisions, and provides multi-asset coverage. The company’s technology is used by the EU-licensed Perpetual Markets Multilateral Trading Facility (MTF), PM MTF Ltd., which operates under full MiFID II, MiCA, DORA, and EMIR compliance.

Forward-Looking Statements: This press release contains forward-looking statements as defined within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the anticipated profitability to the company and users of UpsideOnly. Words such as “expect,” “will,” “positions,” “advancing,” “projected,” “anticipated,” and other similar expressions indicate forward-looking statements, though not all forward-looking statements contain such words. These statements reflect Perpetuals’s current view with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially, including but not limited to: satisfactory completion of the due diligence process, valuation of AI Financial Corporation, mutual agreement on transaction consideration, successful negotiation and execution of definitive transaction documents, regulatory considerations, integration risks, stakeholder feedback, Board of Directors approval, and risks detailed in the company’s filings with the Securities and Exchange Commission. These statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company, are inherently subject to significant business, economic, competitive, political and social uncertainties, and contingencies. Should one or more of these risks or uncertainties materialize, or should the assumptions set out by the company underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. Individuals are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. These forward-looking statements are made as of the date of this press release and the company does not undertake any obligation to update these forward-looking statements, except as required by law.

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Investor Relations

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